Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company ROYAL & SUN ALLIANCE INSURANCE GROUP PLC	2.	Name of shareholder having a major interest BARCLAYS PLC

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18	4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
	SHAREHOLDER NAMED IN 2 ABOVE		NOT DISCLOSED

5.	Number of shares/amount of stock acquired N/A	6.	Percentage of issued class N/A	7.	Number of shares/amount of stock disposed NOT DISCLOSED	8.	Percentage of issued class NOT DISCLOSED

9.	Class of security ORDINARY SHARES OF 27.5 PENCE EACH	10.	Date of transaction 17 NOVEMBER 2004	11.	Date company informed 23 NOVEMBER 2004

12.	Total holding following this notification NOT DISCLOSED	13.	Total percentage holding of issued class following this notification LESS THAN 3%

14.	Any additional information	15.	Name of contact and telephone number for queries LVA SIMMS 020 7111 7071

16.	Name of authorised company official responsible for making this notification J E FOX, DEPUTY GROUP COMPANY SECRETARY

Date of notification: 23 NOVEMBER 2004